Contact

www.linkedin.com/in/mikey-pasciuto (LinkedIn)

Top Skills

Recycling
SolidWorks experience
Matlab experience

Certifications

DOE Solar Decathalon Education Series
Specification Management Foundations Course

Mikey Pasciuto

Co-Founder at Scrapp Inc
Burlington, Massachusetts, United States

Summary

Hi, I'm Mikey Pasciuto, and I have a degree in Mechanical Engineering and Sustainability with a minor in Sustainable Energy from the University of New Hampshire. As of now, I am one of the co-founders of Scrapp, a sustainable waste management platform centered around educating consumers, brands, & businesses about the circular economy and giving them tools customized to their needs.

In the past, I worked in manufacturing with my family for over 6 years at Custom Machine LLC and with Amphenol TCS on high-speed cable development. I have studied in both the United States and New Zealand with projects ranging from Thermal System refrigeration to advancing Chenier Plains in coastal wetlands.

Experience

Scrapp
Co-Founder
May 2020 - Present (4 years 11 months)
Burlington, Massachusetts, United States

Co-Founder of Scrapp: A mobile application dedicated to educating consumers about recycling while tackling contamination in the waste stream. My work consists of paperwork, design, strategic visioning, pitching and just about anything that needs to get done.

UNH Sustainability Fellowship Program
UNH Sustainability Fellow for the New Hampshire Businesses For Social Responsibility
June 2021 - August 2021 (3 months)

Sustainability fellows undertake challenging sustainability projects that are designed to create an immediate impact, offer an extraordinary learning experience, and foster meaningful collaboration. While working with their mentors and partner organizations, fellows are supported by their fellowship

peers as well as an active network of partners, alumni, and the UNH team, as they emerge as the next generation of sustainability leaders.

Custom Machine LLC
Intern
July 2014 - June 2021 (7 years)
Woburn, Massachusetts

Engineering Intern working with quality control, general floor maintenance, machinists and front office staff, and LEAN manufacturing to complete daily tasks.

Amphenol TCS
Machine Development Intern
June 2020 - August 2020 (3 months)
Nashua, New Hampshire, United States

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Education

University of New Hampshire
Bachelor's degree, Mechanical Engineering and Sustainability Dual Major with a Minor in Sustainable Energy · (September 2016 - May 2021)